Alexis Korybut
Chief Financial Officer
Tactical Air Defense Services, Inc.
1515 Perimeter Rd.
West Palm Beach, FL 33406

August 20, 2009

Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C 20549

Dear Mr. Spirgel:

As requested in your letter to Tactical Air Defense Services, Inc. dated October 13, 2009, in connection with Item 4.01 Form 8-K filed on October 9, 2009 by the Company, please find attached Item 4.01 Form 8-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not asset staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws on the United States.

Very truly yours,